UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
Commission File Number: 000-53543
For the month of: August, 2017
Ballard Power Systems Inc.
9000 Glenlyon Parkway, Burnaby BC, V5J 5J8, Canada
Address of Principal Executive Office
Indicate by check mark whether the registrant files or will file annual reports under cover:
Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
 BALLARD POWER SYSTEMS INC.

Date:  August 3, 2017                       /s/ Tony Guglielmin
                            Tony Guglielmin
  Chief Financial Officer

EXHIBIT INDEX
Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2017 and 2016
99.2	Management's Discussion and Analysis - Second Quarter 2017